May 14, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:  Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-166794)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) filed on May 13, 2010 by CNO Financial Group, Inc. (the “Registrant”).  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby requests withdrawal of the Registration Statement.

This withdrawal is requested by the Registrant because the Registration Statement was inadvertently filed without indicating that the Registrant is a “well-known seasoned issuer” as defined under Rule 405.  As a result, the filing is reflected as an “S-3” instead of the intended “S-3 ASR.”  Concurrently with this withdrawal, the Registrant will file an S-3 ASR.

No securities have been sold under the Registration Statement.  The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions regarding this filing, please do not hesitate to contact me at (317) 817-6144 or Roxane Reardon of Simpson Thacher & Bartlett LLP at (212) 455-2758.

Sincerely yours,

CNO FINANCIAL GROUP, INC.

By: /s/ John R. Kline
Name: John R. Kline
Title: Senior Vice President and Chief Accounting Officer